Correspondence

Roger V. Davidson, Esq. General Counsel New Frontier Energy, Inc. 1801 Broadway, Suite 920 Denver, Colorado 80202 Direct: 720.292.5832

August 17, 2011

Daniel F. Duchovny, Esq., Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington DC 20549-3628

Via Email, Facsimile & USPS

Re:	Preliminary Schedule 14C filed July 20, 2011 by New Frontier Energy, Inc. Schedule 13E-3 filed July 20, 2011 by New Frontier Energy, Inc. and R. Michel B. Escher

Dear Mr. Duchovny,

We have reviewed your letter dated August 5, 2011 (the “Comment Letter”) and as of this date, we have filed a revised Schedule 13E-3 and a revised Preliminary Schedule 14C in accordance with the Comment Letter. This correspondence serves to respond to the matters raised in the Comment Letter. For sake of convenience and clarity, we have quoted the text of the Comment Letter in italics and provided our responses thereto below the same:

Schedule 13E-3

1. We note that Iris Energy Holdings, Limited is the record-holder of the shares also owned beneficially by Mr. Escher. We believe Iris Energy is also engaged in the going private transaction and should be added as a filing person on the Schedule 13E-3.

Iris Energy Holdings, Limited (“Iris”) has been added as a filing person in the revised Schedule 13E-3.

2. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all Iris Energy, if added in response to the preceding comment. For example, include a statement as to whether Iris Energy believes the Rule 13e- 3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In addition, be sure that each new filer signs the Schedule 13E-3.

The revised Schedule 13 E-3 has been amended in accordance with this comment, and the relevant disclosure has been modified to refer to the fairness to all affiliated and unaffiliated security holders. In addition, Iris has duly executed the revised Schedule 13E-3.

Preliminary Schedule 14C

3. Please revise the information statement to clearly identify it as being preliminary. See Rule 14c-5(d)(1) of Regulation 14C.

In accordance with this comment, the revised Preliminary Information Statement has been clearly noted as being both preliminary and subject to change.

Summary of Terms, page 1

4. We note your disclosure here and elsewhere in the information statement that the board of directors and Mr. Escher determined that the going private transaction is fair to and in the best interests of all of your shareholders. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

In accordance with this comment, throughout the revised Preliminary Information Statement including the table of contents, the reference has been changed to “Procedural Fairness to All Affiliated and Unaffiliated Shareholders.”

5. We note in the second bullet point on page 2 your disclosure that you will continue providing information sufficient to allow your shares to continue trading on the pink sheets. Please describe the type of information you intend to continue providing and the frequency of such disclosure.

In accordance with this comment, in the second bullet point on page 2 and throughout the Preliminary Information Statement, reference has been made to the anticipated future information disclosure, which includes quarterly and annual unaudited financial statements via the OTC Disclosure & News Service.

Special Factors
Structure of the Reverse/Forward Stock Split, page 6

6. Please revise the second hypothetical scenario on page 7 to alert security holders that nominees may charge fees to effect the transfer of shares into a record account.

In accordance with this comment, in the second hypothetical scenario on page 7 and thereafter repeated on two occasions in the revised Preliminary Information Statement, reference is made to the potential expenses of becoming a record shareholder.

Reasons for and Purposes of the Reverse/Forward Stock Split, page 6

7. Please explain how the reverse stock split ratio of 1:500 was determined. Please also explain whether you considered using an alternative ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your  company while still sufficiently reducing the total number of stockholders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

In accordance with this comment, we have included substantial new language on page 10 related to the determination of 1:500 as the appropriate reverse stock split ratio.

8. We note your disclosure on page 9 that the passage of the Sarbanes-Oxley Act may have some negative effects on you. Given that the law was enacted several years ago, please expand your disclosure to explain how the act may have an effect that was unknown until now.

In accordance with this comment, we have included substantial new language on page 12 of the revised Preliminary Information Statement that more thoroughly discusses the effect of the Sarbanes Oxley Act on the Company. We have remained in compliance with the Sarbanes Oxley since its enactment in 2002; however, due to our size and resources, based on management’s assessment, we have the material weaknesses that in our internal control processes and procedures, as has been disclosed in our annual report. Adopting procedures that would remediate the material weaknesses would entail incurring significant additional costs, including but not limited to hiring at least two additional members to the accounting staff, which would represents a 66% increase in the number of full time employees. It is the Board’s view that these incremental costs outweigh any substantive benefits the Company would receive from remaining a registered, reporting company.

Background of the Reverse/Forward Stock Split, page 11

9. We note elsewhere in the information statement that your independent director was actively involved in the board’s review of the stock split. Please revise this section to name the director and to describe how he or she was actively involved in the consideration of the going private transaction.

In accordance with this comment, we have included the name of our independent director (Mr. Dinkar Rai) and a description of his involvement in the consideration of the Reverse/Forward Stock Split in the revised Preliminary Information Statement on pages 1, 12 and 24.

Fairness of the Reverse/Forward Stock Split to Shareholders, page 20

10. We note your disclosure in the bullet point captioned “Going Concern Value analysis” (page 21) referring to what “management currently projects.” Please tell us whether management prepared financial projections and, if so, who was given access to the projections. We may have further comment.

In accordance with this comment, we have included additional language on page 22 that provides further information about the going concern valuation projections.

Supplementally, please note that management did not prepare financial projections in support of the statement that the Company will likely have negative cash-flow for the foreseeable future. However, the board was satisfied with this statement from management because:

(i)           The Company lacks any revenue producing assets

(ii)
The Company expects to have substantial drilling obligations coming due, whose payout is unclear, but under any reasonably foreseeable scenario, will not generate cash flow in excess of drilling costs in the next several years.

Since the board members were familiar with the company’s assets and operations, the statement that the Company will have negative cash flow for the foreseeable future was obvious to the board members without the need for formal financial projections.

11. Please explain the basis for your disclosure that the likely value of a pre-split share of common stock would be substantially lower than the book value per share (page 21).

In accordance with this comment, we have included additional language on page 24 that provides further information about the expected liquidation value analysis.

Supplementally, please note that the Company’s substantive assets are illiquid in nature, and in a liquidation analysis, would be heavily discounted relative to the current book value.

In particular, we hold 125,000,000 shares of stock in Emerald Oil & Gas NL, which represents approximately 12% of the outstanding shares of the company. We carry the stock at the current market value on our books, but in the event of a liquidation, would likely be sold at a substantial discount due to the illiquid nature of the stock, and the relatively large position held by the Company.

In addition, we carry our interest in the Amazon Project at cost on our book. This interest is a small non-operated interest in a 3D shoot in Louisiana. In a liquidation, it is unlikely that the Company could sell this interest for its cost basis due to the esoteric nature of the asset.

Because two of our assets, which comprise all our material non-cash assets, would likely be sold at substantially lower prices than the current book value in a liquidation, it seems clear that a liquidation analysis would yield a lower result than the current value.

At this time, we believe we have fully responded to the staff’s comments. If you have any questions regarding the responses or any further comments, please do not hesitate to contact the undersigned. We look forward to filing the Definitive Information Statement at the earliest practicable date. My direct line is (720) 262-5834 and my mobile phone is (720) 841-3015. Thank you for your cooperation in all respects.

Sincerely,

/s/ Roger V Davidson, Esq.
Roger V Davidson, Esq.
General Counsel and Secretary